UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2, 2010

Commission File Number: 1-13522

China Yuchai International Limited ———————————————————————————————————
(Translation of registrant’s name into English)

16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TABLE OF CONTENTS

Exhibit Index
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99.1  Press Release dated July 2, 2010 – Results of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Yuchai International Limited

Date: July 2, 2010	By:	/s/ Boo Guan Saw
	Name:	Boo Guan Saw
	Title:	President and Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated July 2, 2010 - Results of Annual General Meeting